ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated August 14, 2009 Index Fact Sheet Dated August 14, 2009

UBS Return Optimization Index (RON)

U.S. large-cap equity exposure combined with a call-spread option strategy

Quick Facts

Announcement date	October 1, 2007 (index level: 350.84)
Reconstituted to	December 20, 1996 (index level: 100)
Index sponsor	UBS AG
Calculation agent	The Chicago Board of Options Exchange
Current level(1)	217.82
12-month high(1)	314.99
12-month low(1)	160.18
Estimated maximum semi-annual gain(2)	18.37% (for the semi-annual period ending December 18, 2009)

(1) As of 6/19/09. (2) Calculated as of the 6/19/09 roll date. Does not include any dividends that may be paid on the S&P 500 during the semi-annual period.

Index Description

♦	Combines total-return exposure to the S&P 500® Index (“S&P 500”) with a hypothetical call-spread strategy.
♦	Seeks to target approximately 3× exposure to any positive S&P 500 returns over semi-annual periods, subject to a maximum gain that is reset each period.
♦	Full, unleveraged exposure to negative S&P 500 returns during such periods.

Key Attributes

♦	Outperformance Potential: Leveraged exposure to the positive returns of the S&P 500 during each semi-annual period allows the RON to outperform the S&P 500, subject to the maximum semi-annual gain for such period.
♦	Dynamic Cap: The maximum gain of the RON is reset every six-months, allowing the RON to remain flexible to changing market conditions.
♦	Total Return: The RON includes the dividends paid on the S&P 500 stocks and reincorporates them into the strategy.
♦	Broad-based: The RON is based on the S&P 500 Index, a benchmark index of 500 stocks, measuring the broad US economy.
♦	Transparent: As described below under Index Methodology, the RON level is determined from published S&P 500 Index levels and listed S&P 500 call option prices.
Historical Performance

	RON	SPTR
Total Return	117.82%	52.57%
Annualized Return	7.00%	3.74%
Annualized Volatility	21.49%	21.62%
Sharpe Ratio	0.17	0.02

Index levels from 12/20/96 to 6/19/09. RON levels from 12/20/96 to 10/1/07 are based on pro forma historical data. The S&P 500 Total Return Index (SPTR) was scaled to a level of 100 as of the start of the period. For determining the Sharpe Ratio, the average risk free rate was 3.40%. Source: Bloomberg, UBS.

Past performance is not indicative of future performance. Indices are unmanaged and unavailable for direct investment.

UBS Return Optimization Index	Index Fact Sheet
Pro Forma Historical Semi-Annual Returns

Period	SPTR	RON	Max. Gain
12/20/96 to 6/20/97	21.2%	11.6%	11.6%
6/20/97 to 12/19/97	6.2%	13.9%	14.0%
12/19/97 to 6/19/98	17.1%	15.2%	15.3%
6/19/98 to 12/18/98	8.7%	14.2%	14.2%
12/18/98 to 6/18/99	13.8%	14.9%	14.9%
6/18/99 to 12/17/99	6.5%	14.0%	14.0%
12/17/99 to 6/16/00	3.7%	10.7%	12.7%
6/16/00 to 12/15/00	-9.9%	-8.5%	13.0%
12/15/00 to 6/15/01	-6.9%	-5.1%	13.0%
6/15/01 to 12/21/01	-5.1%	-4.7%	14.3%
12/21/01 to 6/21/02	-13.0%	-13.4%	13.7%
6/21/02 to 12/20/02	-8.6%	-7.0%	12.2%
12/20/02 to 6/20/03	12.2%	17.1%	17.3%
6/20/03 to 12/19/03	10.3%	10.4%	10.4%
12/19/03 to 6/18/04	5.1%	9.3%	9.3%
6/18/04 to 12/17/04	6.2%	10.2%	10.2%
12/17/04 to 6/17/05	2.8%	6.3%	8.3%
6/17/05 to 12/16/05	5.1%	8.1%	8.1%
12/16/05 to 6/16/06	-0.3%	0.5%	8.2%
6/16/06 to 12/15/06	15.1%	9.4%	9.4%
12/15/06 to 6/15/07	8.4%	7.7%	7.7%
6/15/07 to 12/21/07	-2.2%	-1.1%	9.2%
12/21/07 to 6/20/08	-10.3%	-9.1%	11.5%
6/20/08 to 12/19/08	-31.8%	-31.7%	15.1%
12/19/08 to 6/19/09	5.3%	3.4%	29.11%

Source: Bloomberg, UBS.

The maximum potential return of the RON during any semi-annual period is determined on the roll date at the start of the period. Generally, the higher the expected volatility of the S&P 500 is on a roll date, the higher the maximum potential return will be for the RON for the ensuing semi-annual period.

Based on pro forma historical performance, in positive market environments the RON has outperformed the S&P 500 Total Return Index (SPTR) 69% of the time (11 out of 16 semi-annual periods with positive SPTR returns). In those 11 periods, the RON outperformed the SPTR by an average of 4.4%. In the other 5 periods, the RON underperformed the SPTR by an average of 4.0%.

Based on pro forma historical performance, in negative market environments the RON has outperformed the S&P 500 Total Return Index (SPTR) 89% of the time (8 out of 9 semi-annual periods with negative SPTR returns). In those 8 periods, the RON outperformed the SPTR by an average of 1.1%. In the other period, the RON underperformed the SPTR by 0.4%.

Daily RON closing levels are published by market data providers, such as Bloomberg L.P. and Reuters Group PLC, under the symbol “RON.”

Index Methodology

The RON tracks the value of a hypothetical portfolio. Each unit of the hypothetical portfolio consists of three components:

♦	S&P 500 Component: A long position in the S&P 500, which is the equivalent of buying a hypothetical unit of the S&P 500.
♦	Call-Spread Component: The hypothetical purchase of two six-month, near or at-the-money call options on the S&P 500 and the hypothetical sale of three six-month, out-of-the-money call options on the S&P 500. The call options are listed options traded on the CBOE under the symbol “SPX.” The date on which one call option settles and another call option is written is referred to as the“roll date” and the process of replacing the call options in the hypothetical portfolio with the new options is referred to as the “roll.”
♦	Dividend Component: The dividends paid on the S&P 500, as reported by S&P. Between roll dates, the dividends are added to the level of the RON daily. On the roll-dates the dividends are used either to sell the three out-of-the-money call options at a higher strike price or to purchase additional units of the RON.

For additional information on the RON methodology, composition and calculation, please refer to the pricing supplement filed by UBS on July 30, 2008 and available on the SEC website as described below.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: 1-800-657-9836.

Contact your UBS financial advisor for additional information, including investment ideas.